U  COMMISSION
54 

10030716

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, LLC

Securities and Exchange Commission
RECEIVED
MAR 15 2010
Branch of Registrations and Examinations

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Randall Saufley
Chief Financial Officer

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires April 30, 2010
ROSANNA A BLAKLEY



Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing Page i
(x) (b) Statement of Financial Condition 1
( ) (c) Statement of Operations .....
( ) (f) Statement of Changes in Member's Equity .....
( ) (g) Statement of Liabilities Subordinated to Claims of General Creditors .....
( ) (d) Statement of Cash Flows .....
( ) (e) Statement of Cash Flows – Supplemental Disclosure .....
(x) Notes to Financial Statements 2
( ) (h) Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission .....
( ) (i) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .....
( ) (j) Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .....
( ) (k) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
( ) (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x) (m) Oath or Affirmation ii
( ) (n) A Copy of the SIPC Supplemental Report
( ) (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (p) Independent Auditors report on internal control (Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5) .....

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott & Stringfellow

A BB&T Corporation Affiliate

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 3,341,494
Cash segregated under federal regulations	1,931,976
Securities purchased under agreements to resell	397,592,439
Securities owned, at fair value	237,806,526
Securities owned, pledged at fair value	131,278,989
Receivable from affiliate	172,250,031
Receivable from Parent	987,523
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $29,086,417)	4,242,531
Goodwill	99,177,576
Deferred tax asset	18,148,886
Note receivable	786,214
Other assets	35,006,180
Total assets	$ 1,102,550,365

LIABILITIES AND MEMBER'S EQUITY	
Securities sold under agreements to repurchase	$ 359,626,407
Securities sold, not yet purchased, at fair value	295,370,771
Short-term borrowing with Parent	84,696,984
Accrued taxes payable	13,034,481
Accrued interest payable	1,269,130
Accrued expenses, compensation, and other liabilities	49,139,324
Total liabilities	803,137,097
Liabilities subordinated to claims of general creditors	100,000,000
Member's equity	199,413,268
Total liabilities & member's equity	$ 1,102,550,365

The accompanying notes are an integral part of the Statement of Financial Condition.

Report of Independent Auditors

To the Board of Managers and Members of
Scott & Stringfellow, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Scott & Stringfellow, LLC (the Company) at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2010
Charlotte, NC

1. Organization and Description of Business

Scott & Stringfellow, LLC ("Company" or "LLC"), is a wholly owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of the LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company receives all clearing services from an affiliated company, Clearview Correspondent Services, LLC, ("Clearview") a wholly owned subsidiary of the Parent. Refer to Note 13 for further discussion.

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

2. Summary of Significant Accounting Policies

Use of estimates in preparation of financial statements

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Securities owned and securities sold, not yet purchased

Proprietary security transactions in the regular way trades are recorded on a trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net basis on the Statement of Financial Condition. Securities are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820").

Securities purchased under agreements to resell and securities sold under agreements to repurchase

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use the securities as collateral relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Interest on reverse repos and repos is accrued and is included in the Statement of Financial Condition in Other assets and Accrued interest payable respectively.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements is based on both straight-line and accelerated methods. Depreciation on furniture and equipment is recorded over the estimated useful lives of the assets (ranging from three to seven years). Leasehold improvements are amortized based on the estimated economic benefit received.

Goodwill and intangible assets

Goodwill represents the cost in excess of the fair value of the net assets acquired. Goodwill is not amortized over an estimated useful life, but rather is tested at least annually for impairment. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible reduction in the fair value of the Company below its carrying amount. Through December 31, 2009, the Company did not record any goodwill impairment based on its testing.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Fair Value Measurements

Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Derivative financial instruments

The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of interest rate swaps and futures contracts. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as hedges under FASB ASC Topic 815, *Derivatives and Hedging*, ("Topic 815").

Income taxes

The Company's operating results are included in the federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company has evaluated the requirements of the FASB ASC 740, *Income Taxes*, and had no unrecognized tax benefits, or accrued interest or penalties as of December 31, 2009.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Fair Value Measurements

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include certain equity securities and derivative contracts that are traded on an exchange or listed market.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain corporate, state and municipal debt securities, U.S. government and agency obligations, brokered certificates of deposit, and thinly traded equities.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets and liabilities include U.S. government and agency obligations, distressed state and municipal debt securities and equities considered worthless. Valuation and classification of these assets is based upon broker quotes and management estimates as determined by the Company's valuation committee. Level 3 assets also include several partnerships in which the Company has a non-controlling interest. There is no active market for these partnerships so valuation is based on financial information received from the partnership and management judgment.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements for Assets Measured on a Recurring Basis

	12/31/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities Owned:				
U.S. government and agency	$136,599,185		$136,599,185	
State and municipal	79,082,787		66,789,340	12,293,447
Corporates	15,950,517		15,950,517	
Brokered certificates of deposit	3,388,795		3,388,795	
Equities	1,203,950	1,184,748	18,775	427
Derivatives	29,121	29,121		
Other	1,552,171			1,552,171
Total securities owned	237,806,526	1,213,869	222,746,612	13,846,045
Securities owned, pledged:				
U.S. government and agency	131,278,989		50,320,224	80,958,765
Total assets	$369,085,515	$1,213,869	$273,066,836	$94,804,810

Fair Value Measurements for Liabilities Measured on a Recurring Basis

	12/31/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Securities sold not yet purchased:				
U.S. government and agency	$284,284,751		$284,284,751	
Corporates	11,012,018		11,012,018	
State and municipal	34,028		34,028	
Derivatives	33,520	33,520		
Equities	6,454	2,428	4,026	
Total liabilities	$295,370,771	$35,948	$295,334,823	$-

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 14.

The tables below present a reconciliation of fair value measurements using significant unobservable inputs for the year ended December 31, 2009, for all Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the year ended December 31, 2009	Securities Owned
Balance on January 1, 2009	$5,665,456
Total realized and unrealized gains or (losses):	
included in earnings	(2,134,703)
Purchases, issuances and settlements	91,002,324
Contributions and distributions	(17,951)
Transfers in and/or out of Level 3	289,684
Balance at December 31, 2009	$94,804,810

The Company's valuation committee has established a policy that defines significant observable pricing sources. The Company's securities are revalued and classified each month. Securities are transferred into and out of Level 3 based on the availability of observable pricing inputs for U.S. government and agency obligations and state and municipal obligations.

4. Cash Segregated under Federal Regulations

At December 31, 2009, cash of $1,931,976 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits. On January 5, 2010, a deposit of $725,028 was made. As of December 31, 2009, the excess of these total credits over total debits was $2,415,399.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2009:

Furniture and equipment	$ 10,533,528
Alterations and improvements	7,854,288
Computer equipment	10,699,853
Computer software	4,241,279
Less: accumulated depreciation	(29,086,417)
Total	$ 4,242,531

6. Intangible assets

The Company has intangible assets resulting from prior year acquisitions consisting of customer relationships, trade name, and certain developed technology. The estimated useful lives for these intangible asset types are 11 years, six years and one year, respectively. The net carrying amount of these intangible assets at December 31, 2009, included in Other assets on the Statement of Financial Condition, is $1,112,392.

7. Note Receivable

The Company received a promissory note as payment for the sale of certain fixed assets in 2000. The original amount of the non-interest bearing note was $1,400,000. Installment payments of the lesser of $250,000 or 5% of the purchaser's gross revenues are due per annum and began March 2003 with the remaining balance due in mid-February 2010. As of December 31, 2009, the face value of the note is $792,858 and is discounted at 6.78%, resulting in a discounted value of $786,214, which approximates its fair value.

8. Short-Term Borrowings

In prior years, the Company maintained a line of credit from an unrelated financial institution totaling $25,000,000. Effective October 2009 this line of credit was not renewed.

The Company maintains an unsecured line of credit from the Parent totaling $150,000,000. As of December 31, 2009, $84,696,984 was outstanding. Interest accrues on outstanding borrowings at the one-month LIBOR rate plus 0.25% per annum and is adjusted monthly with an effective interest rate that ranged from 0.50% to 0.69% per annum throughout 2009. Interest is payable to the Parent monthly. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2009:

Subordinated note dated 1999, renewing December 2010	$ 15,000,000
Subordinated note dated 2000, renewing November 2010	15,000,000
Subordinated note dated 2003, renewing June 2010	30,000,000
Subordinated note dated 2007, renewing August 2010	40,000,000
Total	$ 100,000,000

Interest accrues on the above subordinated notes at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.42% to 3.56% per annum throughout 2009. Interest is payable to the Parent monthly.

In April 2009, the Company repaid a $40,000,000 subordinated note with the Parent dated 2006. Interest accrued on this subordinated note at the three-month LIBOR rate plus 0.80% per annum and was adjusted quarterly with an effective interest rate that ranged from 2.04% to 3.56% per annum throughout 2009. Interest was payable to the Parent monthly.

In November 2007, the Company executed a $60,000,000 revolving subordinated loan agreement with the Parent. In September 2009 this subordinated loan agreement was cancelled. When used, interest accrued on this revolving subordinated loan agreement at the three-month LIBOR rate plus 0.80% per annum and was adjusted quarterly with an effective interest rate that ranged from 1.84% to 2.04% per annum, throughout 2009. Interest was payable to the Parent monthly.

The Company replaced the above revolving subordinated loan agreement with a $200,000,000 revolving subordinated loan agreement with the Parent. When used, interest accrues on this revolving subordinated loan agreement at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate of 1.42% per annum, throughout 2009. There was no outstanding balance as of December 31, 2009.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2009, are presented below:

Deferred tax assets:	
Accrued expenses	$ 14,796,717
Equity based compensation	2,986,291
Depreciation	1,312,577
Reserves	396,302
Deferred compensation	127,228
Other	296,337
Total deferred tax assets	19,915,452
Deferred tax liabilities:	
Intangibles	$ 1,307,836
Investment in partnerships	398,277
Exchange seats	60,453
Total deferred tax liabilities	1,766,566
Net deferred tax assets	$18,148,886

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740 and recognized no adjustments in the liability for unrecognized income tax benefits as of December 31, 2009. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2009. The Company is subject to U.S. income taxes as well as various state and local jurisdictions.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

At December 31, 2009, the Company had net capital of $113,630,293 which was $112,470,057 in excess of its minimum net capital requirement of $1,160,236.

In addition, the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to the Parent or employees if net capital falls below 150% of the firm's net capital minimum dollar requirement.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's stock-related awards, such as stock options and restricted stock units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option pricing model. Additionally, the Parent measures the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period.

13. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Note 8, Note 9 and Note 15, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2009, the Company had a payable of $13,034,482 to the Parent for unpaid income tax and such amount is included in Accrued expenses on the Statement of Financial Condition.

At December 31, 2009, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent, with an unrestricted cash balance of $3,268,687 and cash segregated under federal regulation balance of $1,931,976. Other miscellaneous receivables from the Parent totaled $987,523 at December 31, 2009, and are included in Receivable from Parent in the Statement of Financial Condition.

During 2009, the Company provided certain underwriting and investment banking services to the Parent.

At December 31, 2009, the Company had a receivable from Clearview in the amount of $172,250,031. Of this amount, $161,924,349 was a result of securities purchased and sold through Clearview's clearing activities for the Company. Securities owned by the Company are pledged as collateral when financing with Clearview. The remaining $10,325,682 resulted from unsettled operational amounts, such as commissions due to the Company.

The Company provides management, consulting and financial services to Clearview for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing as well as other administrative services.

The Company receives all clearing services from Clearview. Pricing for clearing services are established through mutual agreement between the two companies, and therefore, it is possible that the terms of this pricing arrangement are not the same as those that would result from an arms-length transaction.

14. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-statement of financial condition credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets.

Derivatives used for trading purposes are carried at fair value. Fair value for exchange-traded derivatives, principally options, are based on quoted market prices. The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of futures contracts. The Company does not designate its derivative

financial instruments as hedges under Topic 815 as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under Topic 815 are generally not applicable with respect to these financial instruments. Premiums and unrealized gains and losses for written and purchased options are recognized gross in the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of financial risk. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

As of December 31, 2009, the gross contractual or notional amounts of derivative financial instruments are as follows:

	Notional Amount
Equity	
Options written	$ 1,131,000
Options held	654,000
Total	$ 1,785,000

The majority of the Company's transactions with off-statement-of-financial-condition risk are short-term in duration with a weighted average maturity of approximately 0.28 years at December 31, 2009.

The fair value of derivative financial instruments included in Securities owned and Securities sold, not yet purchased as of December 31, 2009, and the average monthly fair value of the instruments for the year ended December 31, 2009, are as follows:

	Fair Value at Year-End		Average Fair Values	
	Assets	Liabilities	Assets	Liabilities
Options written		$33,520		$27,100
Options held	29,121		14,121	
Total derivatives	$29,121	$33,520	$14,121	$27,100

The Company has established credit policies for commitments involving financial instruments with off-statement-of-financial-condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

At December 31, 2009, the Company had receivables under resale agreements of $397,592,439 and payables under repurchase agreements of $359,626,407 reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2009.

At December 31, 2009, approximate fair market values of collateral received that can be sold or repledged by the Company were:

	Market Value
Securities purchased under agreements to resell	$405,504,514
Total sources of collateral	$405,504,514

At December 31, 2009, approximate market values of collateral received that were sold or repledged by the Company were:

	Market Value
Securities sold under agreements to repurchase	$372,556,434
Total uses of collateral	$372,556,434

15. Commitments and Contingencies

FASB ASC 460, *Guarantees*, ("Topic 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Topic 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In the normal course of business, the Company indemnifies and guarantees our clearing agent, Clearview, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2009, the Company had no material open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2025.

16. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

17. Subsequent events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through the date of this Statement of Financial Condition.